August 20, 2019

Michael Fonstein, Ph.D.
Chief Executive Officer
Accelerated Pharma, Inc.
15W155 81st Street
Burr Ridge, IL 60527

       Re: Accelerated Pharma, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 24, 2019
           File No. 333-227916

Dear Dr. Fonstein:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 24, 2019

Prospectus Summary
Our Strategy
Complete two Phase II clinical trials for Picoplatin, page 4

1. We note your response to comment 1. You continue to reference communication with the
       U.S. Food and Drug Administration (FDA) on October 5, 2018. Please revise your disclosure to reconcile this discrepancy.
Summary Risks Associated with our Business, page 6

2. We note your response to comment 2 and disclosure that your patent portfolio consists of
       "0100" family of applications and issued patents that are assigned to you and "1000 and
 Michael Fonstein, Ph.D.
FirstName LastNameMichael Fonstein, Ph.D.
Accelerated Pharma, Inc.
Comapany NameAccelerated Pharma, Inc.
August 20, 2019
August 20, 2019 Page 2
Page 2
FirstName LastName
         1100" patent families that are licensed from Genzyme. Please reconcile this disclosure and your disclosure on page 12 with your disclosure in the Business section under the heading
         "Patents and Proprietary Rights," which references 20 patents and 15 patent applications.
Risk Factors
Risks Related to an Investment in Our Securities and this Offering
The shares of common stock that are issuable upon exercise of the Class A Warrants may become unregistered..., page 35

3. Please tell us how you plan to comply with Section 5 of the Securities Act with the respect to the issuance of common stock upon exercise of the Class A Warrants in the absence of an effective registration statement. For guidance, refer to Securities Act Section 2(a)(3)
         and Securities Act Sections Compliance and Disclosure Interpretations 239.05.
Use of Proceeds, page 37

4. Please expand your disclosure revised in response to prior comment 4 to describe the use of the proceeds of the indebtedness incurred within the last year that will be repaid with offering proceeds. Refer to Instruction 4 to Item 504 of Regulation
S-K.
Business
Overview, page 45

5. We note your response to comment 6, which we reissue in part. Please revise your reference to Picoplatin's "improved safety profile" to remove your conclusion regarding the safety of your product candidate as this determination is solely within the authority of the FDA and comparable regulatory bodies. Also revise your reference to "demonstrated substantial response rate" as statements of efficacy are also solely within the authority of the FDA and regulatory bodies.
Castration-Resistant Prostate Cancer   Phase I-II Clinical Trial , page 55

6. We note your revised disclosure in response to comment 5. Please tell us whether you expect to be able to rely on your comparison of Picoplatin to the combination therapy tested by Aventis for purposes of securing marketing approval for Picoplatin for this indication, and if not, please revise your disclosure to state this clearly. Additionally, your statement that Aventis conducted its trial in the same patient population implies the data may be directly comparable despite differences, for example, in demographic features. Please revise your disclosure here to clarify ways in which data that is not based on head-to-head studies may not be directly comparable and provide similar disclosure under an appropriate heading in the Risk Factors section.
 Michael Fonstein, Ph.D.
FirstName LastNameMichael Fonstein, Ph.D.
Accelerated Pharma, Inc.
Comapany NameAccelerated Pharma, Inc.
August 20, 2019
August 20, 2019 Page 3
Page 3
FirstName LastName
Development of Future Intellectual Property
API strategy in patenting going forward, page 67

7. We note your revised disclosure in response to comment 7 that your new method of use patent application "will" expand Picoplatin patent life for another 20 years. Please revise to remove any implication that the success of your strategy is assured.
Description of Securities
Series C Convertible Preferred Stock, page 81

8. We note your response to comment 11 but it appears the referenced agreement has not been revised to reflect the waiver of the confession of judgment. Please advise.
Notes to the Consolidated Financial Statements
Note 12 Subsequent Events , page F-23

9. You disclosed that your company entered into a note extension agreement effective as of
         January 17, 2019, with certain holders of the company's convertible notes. On page 39, in the pro forma financial information, you disclose that you would incur expenses associated with the transfer of the Founders' shares and modification of the company's convertible notes. On page F-15, you disclose that prior to December 31, 2018 you extended the maturity terms of these notes to January 31, 2019. Please address the following:
           Revise to correct the inconsistencies in your disclosure of the date on which you finalized the extension of the maturity date from December 31, 2018 to January 31,
             2018.
           Clearly disclose how you accounted for the maturity extension to January 31, 2019, and identify the period in which you accounted for it.
           Clearly disclose how you accounted for the maturity extension to August 31, 2019, and identify the period in which you accounted for it.
           As part of your revised disclosure regarding this loan modification, clearly disclose the terms of the transfer of Founders shares and how you accounted for the transfer of those shares.
           Tell us how you valued the shares and warrants issued as part of these transactions and how it compares to your estimated offering price range. Explain the reasons for any differences between the recent valuations of your equity issuances leading up to your initial public offering and the estimated offering price.
 Michael Fonstein, Ph.D.
Accelerated Pharma, Inc.
August 20, 2019
Page 4
General

10. We note your response to comment 14 but your disclosure on page 64 continues to reference the allocation of $250,000 to resume drug manufacturing and your Use of
      Proceeds continues to reference a maximum allocation of $200,000 for such purpose.
      Please revise or advise.
       You may contact Andi Carpenter at 202-551-3645 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Fonstein, Ph.D.
                                                          Division of
Corporation Finance
Comapany NameAccelerated Pharma, Inc.
                                                          Office of Healthcare
& Insurance
August 20, 2019 Page 4
cc:       Lawrence R. Lonergan, Esq.
FirstName LastName